FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 March 2010

DIAGEO plc

(Translation of Registrant’s name into English)

England

(Jurisdiction of incorporation)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-110804, 333-132732 and 333-153488) and registration statements on Form S-8 (File Nos. 333-162490, 333-153481 and 333-154338) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2009 of £1 = $1.62. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2009 except as noted on page F-7.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2009 and 31 December 2008 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

Trademarks, trade names and market data

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  global and regional economic downturns;

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•                  Diageo’s ability to complete existing or future acquisitions and disposals;

•                  legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•                  developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•                  developments in the Colombia litigation, Turkish customs litigation, SEC investigation and Korean customs litigation or any similar proceedings;

•                  changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•                  changes in the cost of raw materials, labour and/or energy;

•                  changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•                  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•                  renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•                  termination of existing distribution or licence manufacturing rights on agency brands;

•                  systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc nor an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2009.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2009 and 31 December 2008 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2009 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2009 are not necessarily indicative of the results for the year ending 30 June 2010.

	Six months ended 31 December			Year ended 30 June
	2009	2009	2008	2009	2008	2007	2006	2005
			(restated)	(restated)	(restated)	(restated)	(restated)
Income statement data(1)(8)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	11,223	6,928	6,691	12,283	10,643	9,917	9,704	8,968
Operating profit	2,488	1,536	1,630	2,418	2,212	2,160	2,031	1,731
Profit for the period
Continuing operations(2)(3)	1,754	1,083	1,196	1,704	1,560	1,417	1,956	1,326
Discontinued operations(4)	(16)	(10)	—	2	26	139	—	73
Total profit for the period(2)(3)	1,738	1,073	1,196	1,706	1,586	1,556	1,956	1,399

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(5)	0.24	14.60	13.90	36.10	34.35	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations(2)(3)	0.67	41.3	45.5	64.5	58.0	50.2	66.9	42.8
Discontinued operations(4)	(0.01)	(0.4)	—	0.1	1.0	5.2	—	2.4
Basic earnings per share	0.66	40.9	45.5	64.6	59.0	55.4	66.9	45.2
Diluted
Continuing operations(2)(3)	0.67	41.2	45.4	64.3	57.6	49.9	66.6	42.8
Discontinued operations(4)	(0.01)	(0.4)	—	0.1	1.0	5.1	—	2.4
Diluted earnings per share	0.66	40.8	45.4	64.4	58.6	55.0	66.6	45.2

	million	million	million	million	million	million	million	million
Average number of ordinary shares	2,482	2,482	2,492	2,485	2,566	2,688	2,841	2,972

	As at 31 December			As at 30 June
	2009	2009	2008	2009	2008	2007	2006	2005
			(restated)	(restated)	(restated)	(restated)	(restated)
Balance sheet data(1)(8)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	31,794	19,626	21,975	18,018	15,992	13,934	13,909	13,921
Net borrowings(6)	11,832	7,304	8,416	7,419	6,447	4,845	4,082	3,706
Equity attributable to the parent company’s equity shareholders	6,265	3,867	3,698	3,169	3,463	3,947	4,477	4,459
Called up share capital(7)	1,291	797	797	797	816	848	883	883

This information should be read in conjunction with the notes on pages 5 to 7.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2009 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  The group adopted the provisions of IAS 39 — Financial instruments recognition and measurement from 1 July 2005. As permitted under IFRS 1 — First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the condensed consolidated balance sheet at 1 July 2005.

All comparatives other than financial data for the year ended 30 June 2005 have been restated following the adoption of the amendment to IAS 38 — Intangible assets for advertising expenditure and the change in the accounting policy in respect of returnable bottles and crates. Neither the income statement for the year ended 30 June 2005 nor the balance sheet at 30 June 2005 has been restated as the information is not readily available without unreasonable effort or expense.

Amendment to IAS 38 — Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced operating profit for the six months ended 31 December 2008 by £3 million (year ended 30 June 2009 — £15 million; 30 June 2008 — £5 million; 30 June 2007 — £1 million; 30 June 2006 — £10 million), reduced profit for the six months ended 31 December 2008 by £3 million (year ended 30 June 2009 — £12 million; 30 June 2008 — £5 million; 30 June 2007 — £1 million; 30 June 2006 — £7 million) and reduced basic earnings per share for the six months ended 31 December 2008 by 0.1 pence (year ended 30 June 2009 — 0.5 pence; 30 June 2008 — 0.2 pence; 30 June 2007 — £nil; 30 June 2006 — 0.3 pence). In addition, the adoption of the amendment decreased total assets as at 31 December 2008 by £49 million (30 June 2009 — £55 million; 30 June 2008 — £39 million; 30 June 2007 — £33 million; 30 June 2006 — £30 million) and decreased equity as at 31 December 2008 by £40 million (30 June 2009 — £46 million; 30 June 2008 — £32 million; 30 June 2007 — £25 million; 30 June 2006 — £24 million).

In addition, the group has changed its accounting policy in respect of returnable bottles and crates (‘returnables’) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly they were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy has reduced operating profit for the six months ended 31 December 2008 by £3 million (year ended 30 June 2009 — £10 million; 30 June 2008 — £9 million; 30 June 2007 — increase of £2 million; 30 June 2006 — £3 million), reduced profit for the six months ended 31 December 2008 by £2 million (year ended 30 June 2009 — £7 million; 30 June 2008 — £6 million; 30 June 2007 — increase of £1 million; 30 June 2006 — £2 million) and reduced basic earnings per share for the six months ended 31 December 2008 by £nil (year ended 30 June 2009 — 0.1 pence; 30 June 2008 — 0.1 pence; 30 June 2007 — £nil ; 30 June 2006 — £nil).  £1 million of the charge for the six months ended 31 December 2008 is in respect of non controlling interests (year ended 30 June 2009 — £3 million; 30 June 2008 — £3 million; 30 June 2007 — £nil; 30 June 2006 — £1 million). On the consolidated balance sheet at 31 December 2008 total assets decreased by £19 million (30 June 2009 — decrease of £23 million; 30 June 2008 — increase of £4 million; 30 June 2007 — increase of £11 million; 30 June 2006 — increase of £12 million), equity reduced by £13 million (30 June 2009 — £16 million; 30 June 2008 — £10 million; 30 June 2007 — £4 million; 30 June 2006 — £5 million) of which non-controlling interests reduced by £9 million (30 June 2009 — £10 million; 30 June 2008 — £7 million; 30 June 2007 — £4 million; 30 June 2006 — £4 million).

(2) Exceptional items These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items before taxation for continuing operations is as follows:

	Six months ended 31 December		Year ended 30 June
	2009 £ million	2008 £ million	2009 £ million	2008 £ million	2007 £ million	2006 £ million	2005 £ million
Exceptional items (charged)/credited to operating profit
Global restructuring programme	(21)	—	(166)	—	—	—	—
Restructuring of Irish brewing operations	(5)	(13)	(4)	(78)	—	—	—
Restructuring of global supply operations	(69)	—	—	—	—	—	—
Disposal of Park Royal property	—	—	—	—	40	—	—
Park Royal brewery accelerated depreciation	—	—	—	—	—	—	(29)
Seagram integration costs	—	—	—	—	—	—	(30)
Thalidomide Trust	—	—	—	—	—	—	(149)
Disposal of other property	—	—	—	—	—	—	7
	(95)	(13)	(170)	(78)	40	—	(201)
Other exceptional items
Gain on disposal of General Mills shares	—	—	—	—	—	151	221
Gains/(losses) on disposal and termination of businesses	—	—	—	9	(1)	6	(7)
	—	—	—	9	(1)	157	214
Tax exceptional items
Tax credit in respect of exceptional operating items	24	2	37	8	—	—	58
Tax credit in respect of other exceptional items	—	—	—	—	—	2	20
Tax credit in respect of settlements agreed with tax authorities	—	101	155	—	—	313	—
	24	103	192	8	—	315	78
Total exceptional items	(71)	90	22	(61)	39	472	91

(3) Taxation The taxation charge deducted from income in determining profit from continuing operations for the six months ended 31 December 2009 was £310 million (31 December 2008 — £210 million) and for the year ended 30 June 2009 was £286 million (2008 — £518 million; 2007 — £679 million; 2006 — £177 million; 2005 — £599 million). Included in the taxation charge were the following items: in the six months ended 31 December 2009, a tax credit of £24 million on exceptional operating items; in the year ended 30 June 2009, a net tax credit of £155 million in respect of settlements agreed with tax authorities which gave rise to changes in the value of deferred tax assets and tax provisions, and a tax credit of £37 million on exceptional operating items; in the year ended 30 June 2008, a tax credit of £8 million on exceptional operating items; in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group’s deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

(4) Discontinued operations In the six months ended 31 December 2009 Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants. In the years ended 30 June 2009, 30 June 2008, 30 June 2007 and 30 June 2005 discontinued operations are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

(5) Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2009 pence	2008 pence	2009 pence	2008 pence	2007 pence	2006 pence	2005 pence
Per ordinary share	Interim	14.60	13.90	13.90	13.20	12.55	11.95	11.35
	Final	—	—	22.20	21.15	20.15	19.15	18.20
	Total	14.60	13.90	36.10	34.35	32.70	31.10	29.55

		$	$	$	$	$	$	$
Per ADS	Interim	0.87	0.82	0.82	1.05	0.99	0.84	0.85
	Final	—	—	1.46	1.46	1.64	1.43	1.29
	Total	0.87	0.82	2.28	2.51	2.63	2.27	2.14

Note: The interim dividend for the six months ended 31 December 2009 will be paid on 6 April 2010, and payment to US ADR holders will be made on 12 April 2010. In the table above, an exchange rate of £1 = 1.49 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 12 April 2010.

(6) Definitions Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards) less cash and cash equivalents and other liquid resources.

(7) Share capital The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,754 million ordinary shares in issue and fully paid up at the balance sheet date (31 December 2008 — 2,754 million; 30 June 2009 — 2,754 million; 30 June 2008 — 2,822 million; 30 June 2007 — 2,931 million; 30 June 2006 — 3,051 million; 30 June 2005 — 3,050 million). Of these, 18 million (31 December 2008 — 23 million; 30 June 2009 — 23 million; 30 June 2008 — 26 million; 30 June 2007 — 33 million; 30 June 2006 — 42 million; 30 June 2005 — 43 million) were held in employee share trusts, 223 million (31 December 2008 — 223 million; 30 June 2009 — 223 million; 30 June 2008 — 259 million; 30 June 2007 — 271 million; 30 June 2006 — 250 million; 30 June 2005 — 86 million) were held as treasury shares, and 28 million were held as treasury shares for hedging share schemes (31 December 2008 — 32 million; 30 June 2009 — 32 million; 30 June 2008 — 20 million; 30 June 2007 — 10 million; 30 June 2006 — 2 million; 30 June 2005 — nil). These shares are deducted in arriving at equity attributable to the parent company’s equity shareholders.

During the six months ended 31 December 2009, the group did not repurchase any ordinary shares for cancellation or to be held as treasury shares (six months ended 31 December 2008 — 38 million ordinary shares, cost of £354 million including fees and stamp duty; year ended 30 June 2009 — 38 million ordinary shares, cost of £ 354 million including fees and stamp duty;  year ended 30 June 2008 — 97 million ordinary shares, cost of £1,008 million including fees and stamp duty; year ended 30 June 2007 — 141 million ordinary shares, cost of £1,405 million including fees and stamp duty; year ended 30 June 2006 — 164 million ordinary shares, cost of £1,407 million including fees and stamp duty; year ended 30 June 2005 — 94 million ordinary shares, cost of £710 million including fees and stamp duty).

During the period the group did not repurchase any ordinary shares to be held as treasury shares for hedging employee share scheme grants provided to employees (six months ended 31 December 2008 — 6 million ordinary shares, cost of £63 million; year ended 30 June 2009 —  6 million ordinary shares, cost of £63 million; year ended 30 June 2008 — 11 million ordinary shares, cost of £124 million; year ended 30 June 2007 — 9 million ordinary shares, cost of £82 million; year ended 30 June 2006 — 2 million ordinary shares, cost of £21 million; year ended 30 June 2005 — nil, £nil).

(8) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally US dollars. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2009 has been translated into US dollars at the noon buying rate on 31 December 2009 of £1 = $1.62.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2009 $	2008 $	2009 $	2008 $	2007 $	2006 $	2005 $
Period end	1.62	1.46	1.65	1.99	2.01	1.85	1.79
Average rate*	1.63	1.70	1.60	2.01	1.93	1.78	1.86

The average exchange rate for the period 1 January to 24 March 2010 was £1=$1.56 and the noon buying rate on 24 March 2010 was £1=$1.49.

* The average of the noon buying rates on the last business day of each month during the six months periods ended 31 December and during the years ended 30 June.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2009:

31 December 2009 £ million

Short term borrowings and bank overdrafts (including current portion of long term borrowings)	891

Long term borrowings
Due from one to five years	5,326
Due after five years	2,876
8,202
Finance lease obligations	18
Non-controlling interests	724

Equity attributable to equity shareholders of the parent company
Called up share capital	797
Share premium	1,342
Capital redemption reserve	3,146
Cash flow hedging reserve	20
Currency translation reserve	165
Own shares	(2,298)
Retained earnings	695
3,867
Total capitalisation	13,702

Notes

1.               At 31 December 2009, the group had cash and cash equivalents of £1,589 million.

2.               At 31 December 2009, £79 million of the group’s net borrowings due within one year and £31 million of the group’s net borrowings due after more than one year were secured on assets of the group.

3.               At 31 December 2009, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 2,753,946,805 ordinary shares were issued and fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

4.               As of 31 December 2009 the group has no material performance guarantees or indemnities to third parties.

5.               Since 1 January 2010 no shares have been acquired by the company as part of the share buyback programmes or to be held as treasury shares for hedging share scheme grant provided to employees.

6.               In the period from 1 January, 2010 to 26 March, 2010 the group’s net borrowings increased by £497 million. Apart from this there has been no material change since 31 December 2009 in the group’s net borrowings, performance guarantees, indemnities and capitalization. In addition, on 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% stake (the “4% transfer”) in Sichuan Chengdu Quanxing Group Company Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the 4% transfer is approximately £14 million (RMB 139.7 million). The 4% transfer, which is subject to a number of regulatory approvals (which are not expected to be obtained before the second half of 2010), would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan Shui Jing Fang Co., Ltd. (“ShuiJingFang”), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the 4% transfer is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were there to be full acceptance under the mandatory tender offer, the amount payable would be approximately £610 million. As required by PRC law, 20% of the maximum consideration payable under the tender offer (£122 million) has been deposited with China’s securities depositary and clearing agency, the CSDCC, Shanghai Branch.

BUSINESS REVIEW

Information presented

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across spirits, beer and wine. Diageo’s brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International, Asia Pacific and global supply. In view of the focus on the geographic segments in explaining the group’s performance in the business review, the results of the global supply segment have, in order to provide additional reconciling information, been allocated to the geographic segments. The following discussion is based on Diageo’s results for the six months ended 31 December 2009 compared with the six months ended 31 December 2008.

The unaudited condensed consolidated financial information for the six months ended 31 December 2009 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2009, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators (some of which are non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit, and free cash flow. These key performance indicators are described below:

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine litre cases divide by five.

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management.  The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.  Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Price/mix is the number of percentage points by which the movement in net sales exceeds the movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

The classification of brands as ‘local priority brands’ and ‘category brands’ has been discontinued for reporting purposes because management no longer uses those measures to analyse the performance of the business.

References to ready to drink include progressive adult beverages in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc, Don Julio, Ketel One and Zacapa.

Operating results for the six months ended 31 December 2009 compared with the six months ended 31 December 2008

Summary consolidated income statement	Six months ended 31 December 2009 £ million	Six months ended 31 December 2008 (restated) £ million
Sales	6,928	6,691
Excise duties	(1,721)	(1,623)
Net sales	5,207	5,068
Operating costs before exceptional items	(3,576)	(3,425)
Operating profit before exceptional items	1,631	1,643
Exceptional operating items	(95)	(13)
Operating profit	1,536	1,630
Net finance charges	(237)	(344)
Share of associates’ profit after tax	94	120
Profit before taxation	1,393	1,406
Taxation	(310)	(210)
Profit from continuing operations	1,083	1,196
Discontinued operations	(10)	—
Profit for the period	1,073	1,196

Attributable to:
Equity shareholders of the parent company	1,016	1,133
Non-controlling interests	57	63
	1,073	1,196

Sales and net sales

On a reported basis, sales increased by £237 million from £6,691 million in the six months ended 31 December 2008 to £6,928 million in the six months ended 31 December 2009. On a reported basis net sales increased by £139 million from £5,068 million in the six months ended 31 December 2008 to £5,207 million in the six months ended 31 December 2009. Exchange rate movements increased reported sales by £263 million and reported net sales by £207 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £151 million in the six months ended 31 December 2009 due to an increase in cost of sales of £105 million, from £1,996 million to £2,101 million, a decrease in marketing expenses of £10 million from £735 million to £725 million, and an increase in other operating expenses before exceptional costs of £56 million, from £694 million to £750 million. The impact of exchange rate movements increased total operating costs before exceptional items by £164 million.

Exceptional operating items

Exceptional operating costs of £95 million for the six months ended 31 December 2009 comprised £21 million in respect of the global restructuring programme (2008 - £nil), £69 million in respect of the restructuring of global supply operations (2008 - £nil) and £5 million in respect of the restructuring of the Irish brewing operations (2008 - £13 million).

Post employment plans

Post employment net costs for the six months ended 31 December 2009 were a charge of £58 million (2008 - £50 million) comprising £39 million (2008 - £50 million) included in operating costs before exceptional items, pension curtailment gains of £6 million (2008 - £nil) in exceptional operating items and a charge of £25 million (2008 - £nil) in net finance charges.

The deficit before taxation in respect of post employment plans decreased by £328 million from £1,383 million at 30 June 2009 to £1,055 million at 31 December 2009. The reduction in the deficit includes £147 million transferred into the UK pension scheme from the escrow arrangements funded by the company in previous years. The company is in discussion with the pension schemes’ trustees as to future funding plans, however, annual cash contributions are not expected to increase significantly.

Operating profit

Reported operating profit for the six months ended 31 December 2009 decreased by £94 million to £1,536 million from £1,630 million in the comparable prior period. Exchange rate movements increased operating profit for the six months ended 31 December 2009 by £42 million. Before exceptional operating items, operating profit for the six months ended 31 December 2009 decreased by £12 million to £1,631 million from £1,643 million in the comparable prior period. Exchange rate movements increased operating profit before exceptional items for the six months ended 31 December 2009 by £43 million.

Net finance charges

Net finance charges decreased from £344 million in the six months ended 31 December 2008 to £237 million in the six months ended 31 December 2009.

The net interest charge decreased by £100 million from £297 million in the comparable prior period to £197 million in the six months ended 31 December 2009. The reduction in the interest charge resulted principally from the significant decrease in floating rate interest charges of £52 million, a positive movement from the revaluation to period end market rates of interest swaps under IAS 39 of £28 million and favourable exchange rate movements of £8 million.

Net other finance charges for the six months ended 31 December 2009 were £40 million (2008 — £47 million). There was an increase of £25 million in finance charges in respect of post employment plans from £nil in the six months ended 31 December 2008 to £25 million in the six months ended 31 December 2009. Other finance charges also include £11 million (2008 — £15 million) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable, £nil (2008 — £4 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £7 million (2008 — £11 million) on unwinding of discounts on liabilities and £3 million income (2008 — £17 million charge) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £94 million for the six months ended 31 December 2009 compared to £120 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £90 million (2008 — £112 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation decreased by £13 million from £1,406 million in the comparable prior period to £1,393 million in the six months ended 31 December 2009.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full year.

The reported tax rate for the six months ended 31 December 2009 was 22.3% compared with 14.9% for the six months ended 31 December 2008. Factors that reduced the reported tax rate in the comparable prior period included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions. For the year ending 30 June 2010 the reported tax rate is expected to be 22%.

Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates and are excluded from organic growth.

The estimated effect of exchange rate movements on profit before exceptional items and taxation for the six months ended 31 December 2009 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	35
Transaction impact	53
Impact of IAS 21 on operating profit	(45)
Total exchange effect on operating profit	43
Interest and other finance charges
Net finance charges — translation impact	13
Exchange — in respect of IAS 21 and IAS 39	8
Mark to market impact of IAS 39 on interest expense	28
Associates — translation impact	8
Total exchange effect on profit before exceptionals and taxation	100

	Six months ended 31 December 2009	Six months ended 31 December 2008
Exchange rates
Translation US$/£ rate	1.64	1.66
Translation €/£ rate	1.12	1.21
Transaction US$/£ rate	1.74	2.25
Transaction €/£ rate	1.30	1.36

Dividend

An interim dividend of 14.60 pence per share was paid to holders of ordinary shares and ADRs on the register on 5 March 2010. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2010. Payment to US ADR holders will be made on 12 April 2010.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial information. ‘Organic’ means the movement on a constant currency basis excluding the impact of acquisitions and disposals and exceptional items. In the discussion under ‘organic brand performance’ for each market, movements given for sales, net sales, marketing expenditure and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2009 with the six months ended 31 December 2008 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing expenditure and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed Organic movement in the tables below expressed as a percentage of the aggregate of the amount in the column headed 2008 Reported, the amount in the column headed Exchange and the amount, if any, in respect of disposals (see note (2) below) included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period. The acquistion adjustment also includes transaction costs on acquisitions incurred in the appropriate period.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2009 were as follows:

	2008 Reported units		Acquisitions and disposals(2) units	Organic movement units	2009 Reported units	Organic movement
	million		million	million	million	%
Volume
North America	28.9		—	(1.3)	27.6	(4)
Europe	22.5		—	(0.5)	22.0	(2)
International	20.3	*	—	0.5	20.8	2
Asia Pacific	6.5		—	(0.1)	6.4	(1)
Total	78.2	*	—	(1.4)	76.8	(2)

*Decreased by 0.3 million equivalent units from the figures reported for the six months ended 31 December 2008.

	2008 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	2,043	37	9	(120)	1,969	(6)
Europe	2,431	84	6	(65)	2,456	(3)
International	1,517	64	—	145	1,726	9
Asia Pacific	661	77	—	(1)	737	—
Corporate	39	1	—	—	40
Total sales	6,691	263	15	(41)	6,928	(1)

	2008 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	1,755	34	9	(103)	1,695	(6)
Europe	1,560	61	5	(79)	1,547	(5)
International	1,237	58	—	107	1,402	8
Asia Pacific	477	53	—	(7)	523	(1)
Corporate	39	1	—	—	40
Total net sales	5,068	207	14	(82)	5,207	(2)
Excise duties	1,623				1,721
Total sales	6,691				6,928

	2008 Reported*	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2009 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	670	13	(5)	(11)	667	(2)
Europe	529	17	—	(18)	528	(3)
International	412	(15)	—	63	460	16
Asia Pacific	91	7	—	5	103	5
Corporate	(59)	21	—	(89)	(127)
Total operating profit before exceptional items	1,643	43	(5)	(50)	1,631	(3)
Exceptional items(3)	(13)				(95)
Total operating profit	1,630				1,536

*  The figures for the six months ended 31 December 2008 have been restated following the adoption of the amendment to IAS 38 — Intangible assets and IFRS 8 — Operating segments and the change to the accounting treatment of returnables and crates.  See note 1 to the financial information and page 15 for an explanation of the effect of the restatements on operating profit.

Notes

(1)          The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the euro, the US dollar and the Australian dollar.

(2)          The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the six months ended 31 December 2009 there were no acquisitions or disposals but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009.

(3)          Operating exceptional items in the six months ended 31 December 2009 comprised charges of £21 million (2008 — £nil) in respect of the global restructuring programme, £69 million (2008 — £nil) in respect of the restructuring of global supply operations and £5 million (2008 — £13 million) in respect of the restructuring of Irish brewing operations.

Restatement of prior period operating profit

As reported in note 1 on page F-7, Diageo adopted the amendment to IAS 38 — Intangible assets and IFRS 8 — Operating segments from 1 July 2009.  In addition, Diageo changed its accounting policy in respect of the accounting for returnables from 1 July 2009.  The segmental figures for operating profit before exceptional items for the year ended 30 June 2009 and the six months ended 31 December 2008 have been restated as follows:

Year ended 30 June 2009

	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million	Restated organic growth %	Restated reported growth %

North America	1,156	(2)	(16)	—	1,138	(1)	23
Europe	856	(10)	7	—	853	(1)	8
International	645	(3)	17	(10)	649	11	13
Asia Pacific	164	—	(5)	—	159	3	—
Corporate	(208)	—	(3)	—	(211)
	2,613	(15)	—	(10)	2,588	4	13

Six months ended 31 December 2008

	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million

North America	682	2	(14)	—	670
Europe	547	(8)	(10)	—	529
International	420	—	(5)	(3)	412
Asia Pacific	93	3	(5)	—	91
Corporate	(93)	—	34	—	(59)
	1,649	(3)	—	(3)	1,643

For further information and the impact on the consolidated balance sheet see note 1 to the financial information. All amounts shown in the tables above under ‘Amendment to IAS 38’ are in respect of marketing spend on which the other restatements have no impact.

Brand performance for the six months ended 31 December 2009

	Volume movement* %	Organic net sales movement %	Reported net sales movement %
Global priority brands	(4)	(5)	(1)
Other brands**	—	2	7
Total	(2)	(2)	3

Global priority brands***:
Smirnoff	(5)	(8)	(4)
Johnnie Walker	3	(3)	4
Captain Morgan	—	(2)	1
Baileys	(8)	(11)	(7)
JeB	(12)	(14)	(7)
Jose Cuervo	(11)	(14)	(12)
Tanqueray	(3)	(5)	(2)
Guinness	(2)	2	1

*	Reported and organic volume movements are the same for all brands in all regions
**

Other brands consist of local priority brands and category brands. Movements in volume, organic net sales and reported net sales  for local priority brands are (3)%, (3)% and 1%, respectively, and for category brands 3%, 8% and 15%, respectively.

***	Spirits brands excluding ready to drink

Analysis by region

North America

Summary:

•                  The decision to reduce US spirits shipments strengthened the long term business outlook but negatively impacted performance in the half

•                  Focus remained on priority brands in US spirits and Diageo was the only one of the full line spirits companies to grow retail sales in the period

•                  Diageo’s beer brands outpaced the imported beer segment and gained 0.2 percentage points of share

•                  Innovation and growth in Sterling Vineyards at the $7+ per bottle wine range drove 0.2 percentage points of share gain

•                  Canada net sales declined 7% impacted by economic softness, de-stocking and consumer down-trading

•                  Continued media deflation and realised efficiencies reduced marketing spend but focus was maintained on priority brands

	Six months ended 31 December 2009	Six months ended 31 December 2008 (restated)	Organic movement	Reported movement
Key measures:	Equivalent units million	Equivalent units million	%	%
Volume	27.6	28.9	(4)	(4)

	£ million	£ million	%	%
Net sales	1,695	1,755	(6)	(3)
Marketing spend	228	235	(5)	(3)
Operating profit before exceptional items	667	670	(2)	—
Operating profit	661	670	(2)	(1)

Reported performance

Net sales decreased by £60 million in the six months ended 31 December 2009 to £1,695 million, from £1,755 million in the comparable prior period. Reported operating profit before exceptional items decreased by £3 million in the six months ended 31 December 2009 to £667 million, from £670 million in the comparable prior period.

Organic performance

Exchange rate impacts increased net sales by £34 million, acquisitions and disposals increased net sales by £9 million and there was an organic decrease in net sales of £103 million. Exchange rate impacts increased operating profit before exceptional items by £13 million, acquisitions and disposals reduced operating profit before exceptional items by £5 million and there was an organic decrease in operating profit before exceptional items of £11 million.

Brand performance for the six months ended 31 December 2009

	Volume movement %	Organic net sales movement %	Reported net sales movement %
Global priority brands	(6)	(8)	(6)
Other brands*	(3)	(3)	(1)
Total	(4)	(6)	(3)

Key spirit brands**:
Smirnoff	(5)	(10)	(8)
Johnnie Walker	—	(2)	—
Captain Morgan	(4)	(5)	(3)
Baileys	(15)	(18)	(15)
Jose Cuervo	(13)	(16)	(15)
Tanqueray	(5)	(8)	(7)
Crown Royal	(7)	(8)	(6)

Guinness	4	5	8

Ready to drink	(4)	(5)	—

*

Other brands consist of local priority brands and category brands. Movements in volume, organic net sales and reported net sales  for local priority brands are (6)%, (7)% and (6)%, respectively, and for category brands nil, 3% and 8%, respectively.

**	Spirits brands excluding ready to drink

Diageo North America faced a difficult comparison in the period against the increase in stock levels in the first half of fiscal 2009.  A generally weak consumer trading environment in the first quarter, followed by a disappointing Thanksgiving, led to a reduction of planned shipments in December.  However, consumer off-take over the Christmas period proved to be stronger than anticipated and therefore stocks held at distributors ended the half below last year’s levels. In spirits, consumers continued to trade down from the super and ultra premium segments to lower price segments; however the premium segment, where Diageo is best represented, has proved the most resilient and gained share of the overall spirits category.  There has also been a shift in purchasing patterns to large-package and discount retail stores as consumers seek more value for their money.  Despite increased levels of discounted sales in the market, Diageo’s brands continued to sell at a price premium.

The premium vodka segment in the United States is one of the most competitive and has seen a number of low volume fast growing entrants in the past year.  Despite performing well in consumer off take, Smirnoff volume decreased due to the reduction of shipments against the prior period.  Smirnoff remained the leading vodka in the premium segment and the launch of the new advertising campaign “BE THERE” is driving awareness among consumers.  Price reductions and discounting increased during the period in response to changing consumer trends and the number of new entrants into the segment.  Innovation with new flavours, pear and pineapple following pomegranate and melon, revitalised the Flavours line, which performed ahead of Smirnoff Red.

Increased brand awareness activity, including advertising, PR and digital marketing in core markets maintained Johnnie Walker volume in a declining scotch category.  Net sales decreased as Johnnie Walker Red Label grew faster than the higher priced variants. Targeted marketing around the holidays and the 100th anniversary of Johnnie Walker Black Label helped Johnnie Walker outperform the competition and it gained 1.3 percentage points of share.

Overall Captain Morgan volume declined due to lower shipment levels against the prior period.  Although net sales declined, Captain Morgan Original Spiced Rum grew 0.8 percentage points of share.  In comparison, Captain Morgan grew net sales in Canada and gained 1.4 percentage points of share.  It has become the third fastest growing spirit in Canada.

The liqueurs category has been one of the hardest hit in the current economic recession, down in both value and volume due to the consumer perception that it is a luxury purchase.  As the top brand in the category, Baileys’ performance was also impacted by consumers trading down to value brands, an increase in the price differential between Baileys and its nearest competitors and high stock levels due to the launch of Baileys with a hint of coffee in September 2008.

The tequila category has become even more competitive in the economic downturn.  Jose Cuervo volume and net sales declined with pricing pressure from 100% agave entrants in the less than $20 per bottle price range and heavy discounting from its leading competitor.  Although Jose Cuervo lost share overall in the United States, Especial, its leading variant, gained 1.6 percentage points of share.  Jose Cuervo remains the leading tequila brand in North America.

Although the overall gin segment grew, the imported gin segment continued to decline giving way to domestic gins and new entrants. Tanqueray lost volume and net sales as consumers shifted to lower priced domestic alternatives.

Lower net sales of Crown Royal resulted from lower shipments and segment weakness as consumers traded down to lower priced alternatives.  Crown Royal gained 0.5 percentage points of share and outperformed all its major competitors in the period. The more premium variants of the brand, Crown Royal Extra Rare and Crown Royal Cask 16, gained volume, albeit off a small base, as prices were reduced to align them more closely to their competitive set.

Guinness was a stand out amongst Diageo’s beer brands and the imported beer segment, which continued to decline.  Guinness volume increased driven by incremental volume from the new 250th Anniversary Stout, good performance from Guinness Extra Stout and Guinness Kegs and lapping the planned de-stock from the prior year.  Net sales increased ahead of volume due to favourable mix and carryover pricing from the prior year.

In other brand performance, Ketel One vodka volume declined 10% as it lapped a significant increase in shipments in the prior year when Diageo became the brand’s exclusive distributor in the United States and inventory levels increased to meet the Diageo distribution footprint.  Ketel One vodka net sales decreased by 6% as price increases were taken in the period.  Ketel One vodka outperformed the number one and number two super premium vodkas in the United States. Cîroc grew volume 10% and net sales 12% in a declining ultra premium vodka segment as a result of continued investment in the brand together with innovation.  Bulleit Bourbon has also performed well albeit from a small base growing volume 34% and net sales 36%.

Although the beer category has declined in both volume and value, Diageo gained 0.2 percentage points of share in the imported beer segment. Following the planned de-stock of the prior year, Diageo’s beer brands grew both volume and net sales 6%.

Diageo’s wine performance outpaced the industry gaining 0.2 percentage points of share.  Diageo wines grew volume 6% due to the strong performance of Sterling Vintner’s Collection and new entrants focused on price points at $10 per bottle and below.  The strength of these brands along with the continued trading down by the consumer led to a 3% net sales decline.  Within Diageo’s many wine brands, a consumer shift toward white wines rather than higher margin red varietals added to this adverse price/mix.

The ready to drink segment continued to decline and net sales of Diageo’s ready to drink brands were down 5%.  Spirits-based ready to serve variants declined due to de-stocking and increased competition in the margarita segment. Malt-based ready to drink variants experienced a slight lift due to lapping the prior year de-stock.

Marketing spend year on year declined as media deflation together with efficiencies came through.  Diageo has maintained focus on its priority brands and marketing campaigns continued to improve key brand equities.  In US spirits, share of voice increased 1 percentage point.

Volume performance in Canada, down 3%, was impacted by economic softness particularly in Ontario and Alberta, consumer down-trading and the Liquor Control Board’s de-stocking.  Net sales declined 7% due to unfavourable mix as volume shifted from spirits to beer and wine.  Beer and wine grew due to the strong performance of Red Stripe, Harp, Beaulieu Vineyards and Sterling Vineyards.  Ready to drink declined due to softness in the spirits-based ready to serve segment.

Europe

Summary:

•             Share gains in key markets and on key brands were not enough to offset continued industry declines in Ireland, Spain and Eastern Europe and net sales declined 5%

•             Strong performance in Great Britain, volume up 6% and net sales up 5%. Increased share across total spirits, beer and wine

•             Guinness again grew share of beer in Ireland and Great Britain

•             In Spain, overall industry decline and a consumer shift from the on-trade to the off-trade led to a net sales decline of 11%

•             Brand range was expanded and smaller bottle sizes introduced in Russia to capture new volume growth opportunities as consumers traded down to lower price points

•             The economic environment in Eastern Europe continued to be very challenging leading to consumer down-trading and further stock reductions with customers

•             Southern Europe delivered net sales growth in the first half, led by Greece and Turkey

	Six months	Six months
	ended	ended
	31 December	31 December
	2009	2008	Organic	Reported
		(restated)	movement	movement
	Equivalent	Equivalent
Key measures:	units million	units million	%	%
Volume	22.0	22.5	(2)	(2)

	£ million	£ million	%	%
Net sales	1,547	1,560	(5)	(1)
Marketing spend	229	256	(14)	(11)
Operating profit before exceptional items	528	529	(3)	—
Operating profit	522	529	(3)	(1)

Reported performance

Net sales decreased by £13 million in the six months ended 31 December 2009 to £1,547 million, from £1,560 million in the comparable prior period. Reported operating profit before exceptional items decreased by £1 million in the six months ended 31 December 2009 to £528 million, from £529 million in the comparable prior period.

Organic performance

Exchange rate impacts increased net sales by £61 million, acquisitions increased net sales by £5 million and there was an organic decrease in net sales of £79 million. Exchange rate impacts increased operating profit before exceptional items by £17 million and there was an organic decrease in operating profit before exceptional items of £18 million.

Brand performance for the six months ended 31 December 2009

		Organic	Reported
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%
Global priority brands	(5)	(7)	(4)
Other brands*	4	(1)	4
Total	(2)	(5)	(1)

Key spirit brands**:
Smirnoff	(5)	(9)	(7)
Johnnie Walker	(10)	(12)	(10)
Baileys	(2)	(7)	(4)
JeB	(12)	(14)	(7)

Guinness	(3)	(1)	3

Ready to drink	(12)	(6)	(4)

*

Other brands consist of local priority brands and category brands. Movements in volume, organic net sales and reported net sales for local priority brands are (1)%, (6)% and (1)%, respectively, and for category brands 9%, 3% and 9%, respectively.

**	Spirits brands excluding ready to drink

In Great Britain volume grew 6%, net sales grew 5% and share gains were delivered across spirits, beer and wine. This was a result of a successful Christmas campaign on spirits and strong performances from Guinness and wine, particularly Blossom Hill. Price/mix was negative, reflecting a higher proportion of spirits sold on promotion in the off-trade, partly offset by the positive impact of price increases on Guinness and Blossom Hill. Marketing spend was focused behind key programmes and brands, in particular the “BE THERE” campaign on Smirnoff and the “250th Celebration” campaign on Guinness.

The economic weakness in Ireland and a reduction in customer spending continued to impact the alcohol industry with sales down 10%. The key Republic of Ireland on-trade channel declined at the higher rate of 14%. Diageo volume and net sales declined 9% but share increased in the on-trade in both beer and spirits. The successful “250th Celebration” campaign on Guinness, culminating in “Arthur’s Day” on 24 September, led to significant brand equity improvements and share gains in both the on-trade and the off-trade for the brand. The agency lager brands, Budweiser and Carlsberg, declined broadly in line with the total market while both Smithwick’s and Harp grew share due to a successful new brand positioning strategy for Smithwick’s and the launch of Harp Ice Cold.

The challenging macro-economic environment continued to shape Diageo’s performance in Iberia with reduced on-trade consumption and down-trading to value brands in the off-trade.  In Spain this resulted in an overall 6% decline in the spirits industry, a decline of 11% in the on-trade and a tough pricing environment.  Diageo volume declined 11% and net sales 12% reflecting the market decline in Spain and a planned trade de-stock in Portugal.  The launch of a range of ready to serve cocktails, in particular the Cacique Mojito, into the Spanish off-trade has proved very successful in enabling consumers to replicate an on-trade cocktail experience at home.

Developing markets in Europe continued to experience very difficult trading conditions. In Russia, although Diageo increased its share of whisky, overall net sales declined 11% as consumers traded down from higher priced products such as Johnnie Walker into value and standard brands such as Smirnov vodka, Bell’s and White Horse. In Eastern Europe, shipments lagged behind depletions as wholesalers and distributors continued to reduce their inventories and net sales declined 32%, as consumer confidence remained very weak. The exception to this was Poland, Diageo’s largest market within Eastern Europe, where double-digit depletions growth of Johnnie Walker led to strong share gains within the growing whisky category, although net sales declined in the period due to de-stocking.

Smirnoff volume declined 5% and net sales 9% due to market weakness in Ireland and Iberia and distributor de-stocking in Eastern Europe. The vodka category remained fiercely competitive, particularly in the off-trade. Negative price/mix on the brand reflected a larger proportion of volume being sold on promotion and negative variant mix as Smirnoff Black declined at a higher rate than Smirnoff Red. In Great Britain, the brand’s largest market in Europe, Smirnoff Red grew share. Brand equity scores were boosted further by the heavy media investment behind the “BE THERE” campaign including a new television commercial over the Christmas period.

Johnnie Walker volume declined 10% and net sales 12%, driven by trading down and de-stocking in Russia and Eastern Europe. In Greece and Spain, the two largest and most established Johnnie Walker markets in Europe, the launch of new television and Grand Prix campaigns drove net sales growth of 12% and 1% respectively.

Baileys volume declined 2% and net sales 7%, mainly driven by Russia and Eastern Europe where consumers perceived the liqueur category as a luxury purchase. The Christmas marketing on the brand comprised two separate activities: the launch of a new flavour, Baileys with a hint of coffee, and the “Baileys Bows” campaign where a presentation bow was added to bottles of Baileys across the region turning the brand into an instant gift and generating higher visibility in store. Baileys grew share in the off-trade during this key selling period in its two largest markets of Great Britain and Spain.

JeB volume declined 12% and net sales 14% reflecting mainly the on-trade channel decline in Spain and further de-stocking in Portugal and Romania.

Guinness volume across the region declined 3% and net sales 1%, a good performance in a tough trading environment. In the largest markets of Ireland and Great Britain, the brand increased share in the on-trade and off-trade and brand equity scores were significantly increased as a result of the marketing campaigns “Bring it to Life” and “250th Celebration”. In Great Britain, Guinness grew net sales 3% and achieved its highest ever share of beer in the on-trade at 7.6%. Packaged Guinness grew particularly strongly following the development of new packaging and the launch of promotional packs around key events.

Ready to drink volume declined 12% and net sales 6%. The 6 percentage points of positive price/mix was mainly due to an ABV reduction on Smirnoff Ice in Great Britain from 4.5% to 4.0% in February 2009. In Great Britain, while the on-trade remained in decline, the off-trade showed some growth due in part to the smaller pre-mix and ready to serve cocktail segments where Diageo is well placed to capture growth through Smirnoff and Schweppes Tonic and Morgan’s Spiced and Cola.

Marketing spend was reduced by 14%, reflecting the adverse trading environment in Iberia, Ireland and Eastern Europe. In Ireland and Iberia, spend was focused behind fewer brands while in Eastern Europe there was a reduction and re-prioritisation of spend from above the line media activity to in-store commercial drivers.

International

Summary:

•                  Strong performance of beer brands in Africa and scotch in Latin America and Global Travel and Middle East

•                  Guinness, Malta Guinness, Harp and Tusker drove net sales growth in Africa

•                  An increase in promotional activity and selective price reductions delivered strong net sales growth of Johnnie Walker in Latin America and Global Travel and Middle East

•                  Increased marketing spend on beer in Africa and rum in Latin America led to a 9% increase across the region

	Six months	Six months
	ended	ended
	31 December	31 December
	2009	2008	Organic	Reported
		(restated)	movement	movement
	Equivalent	Equivalent
Key measures:	units million	units million	%	%
Volume	20.8	20.3	2	2

	£ million	£ million	%	%
Net sales	1,402	1,237	8	13
Marketing spend	150	135	9	11
Operating profit before exceptional items	460	412	16	12
Operating profit	457	412	16	11

Reported performance

Net sales increased by £165 million in the six months ended 31 December 2009 to £1,402 million, from £1,237 million in the comparable prior period. Reported operating profit before exceptional items increased by £48 million in the six months ended 31 December 2009 to £460 million, from £412 million in the comparable prior period.

Organic performance

Exchange rate impacts increased net sales by £58 million and there was an organic increase in net sales of £107 million. Exchange rate impacts decreased operating profit before exceptional items by £15 million and there was an organic increase in operating profit before exceptional items of £63 million.

Brand performance for the six months ended 31 December 2009

		Organic	Reported
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%
Global priority brands	1	3	7
Other brands*	2	14	20
Total	2	8	13

Key spirit brands**:
Johnnie Walker	12	6	18
Smirnoff	(2)	(1)	11
Baileys	(10)	(9)	(2)
Buchanan’s	(9)	—	15

Guinness	(3)	2	(10)

Ready to drink	(7)	10	17

*

Other brands consist of local priority brands and category brands. Movements in volume, organic net sales and reported net sales for local priority brands are 4%, 7% and 12%, respectively, and for category brands 1%, 19% and 27%, respectively.

**	Spirits brands excluding ready to drink

With the exception of South Africa, the relatively low inter-dependence of many African markets with western economies insulated the continent somewhat from the global downturn. However, the continent faces specific challenges, for example the East African economy was severely impacted by drought in the half. Volume was down 2% in Africa as a result of a decline in Senator and low value local spirits. Net sales grew 8% driven by Harp and Malta Guinness in Nigeria, Guinness and Tusker in East Africa and Guinness, Alvaro and Malta Guinness in Ghana.

Net sales in Nigeria grew 21% with very strong growth of Harp and Malta Guinness. Focus on improved visibility, reduced stock outs and increased distribution led to significant growth of Harp and net sales doubled. Malta Guinness grew net sales 42% following the re-launch last year. A price increase on Guinness last year reduced volume 6% but drove positive price/mix of 7%. Smirnoff Ice also performed well increasing net sales by over 70% albeit from a moderate base.

The severe drought impacted the performance of East Africa and volume declined 11%. As incomes fell, consumers traded out into illicit brews and this impacted Senator volume which declined 13%. Duty increases on local spirits significantly impacted volume of value spirits in the half. Net sales grew 4% as double-digit growth of both Guinness and Tusker more than offset the volume decline of value spirits.

South Africa was impacted by the economic downturn and net sales declined 2%. The scotch category was most affected as consumers switched from Johnnie Walker and Bell’s into secondary scotch brands Black and White and White Horse. In spite of the net sales decline Diageo scotch brands gained 0.9 percentage points of volume share in the half. The decline in scotch was only partially offset by Smirnoff which outperformed white spirits trends to grow net sales 15% supported by a combination of strong consumer marketing and trade support.

Volume in Ghana declined 5%, however price increases taken in April and November 2009 drove net sales growth of 16%. The brands driving this performance were Guinness up 19% and strong double-digit net sales growth of non-alcoholic beverage brands Malta Guinness and Alvaro.

The impact of the global recession on Latin America was muted and volume and net sales grew 4% and 10% respectively with share gains in Brazil and Mexico. Much of the price/mix improvement was delivered by price increases in Venezuela, strong volume growth and price increases in Mexico and strong volume growth in Brazil, following a price realignment.

In Venezuela the economic downturn, lower oil revenues and inflation reduced disposable income and volume declined 3%. Price increases were implemented following increases in cost of goods. Net sales grew 17% with double-digit growth in scotch, rum and ready to drink. Scotch volume declined 11% but positive price/mix on Old Parr, Buchanan’s and Chequers delivered net sales growth of 12%. Cacique volume grew 11% as consumers switched into the more affordable local rum category and positive price/mix on the brand was achieved through inflation driven price increases, share gains and trade-up within the category to increase net sales by half. Locally produced Smirnoff Ice volume declined by 11% due to interruptions in material supply however inflation driven price increases, supported by trade visibility and event sponsorship, delivered net sales growth of 28%.

In a very competitive Mexican market, net sales grew over 30%. Increased Johnnie Walker advertising behind the “Strides” campaign and “Join the Pact” delivered the highest brand awareness scores ever recorded for the brand in Mexico. Johnnie Walker Black Label and Johnnie Walker Red Label each posted double-digit net sales increases and volume share gains of 1.8 percentage points and 1 percentage point respectively. Volume growth and the impact of price increases last year fuelled the Buchanan’s net sales increase of 30% in spite of increased discounts during the festive season in the face of aggressive competitor activity.

In Brazil, the spirits category declined. Following a price repositioning for key brands, volume grew 14% and net sales grew 5% and the price reduction drove 8 percentage points of volume share gain in scotch. Johnnie Walker grew net sales 6%, whilst Johnnie Walker super deluxe volume was down. Old Parr and Black and White also delivered strong net sales growth in the market. Smirnoff vodka volume was flat and net sales were down 13% following a price reduction. Net sales of Smirnoff ready to drink grew 15% following price increases in fiscal 2009.

In Global Travel and Middle East, volume increased 8% and net sales 4% against a backdrop of continued slowdown in the global economy. In the last quarter of calendar 2009, passenger numbers began to turn around, but the travel retail environment remained fiercely competitive. Johnnie Walker delivered the strongest performance with 10% net sales growth after strong centenary promotional activity for Johnnie Walker Black Label. This offset declines in Smirnoff and Baileys. Zacapa rum was also a very strong performer within travel retail following increased listings, improved visibility and consumer sampling.

Johnnie Walker grew net sales 6% in International with Latin America up 8% following strong marketing campaigns and 10% growth in Global Travel and Middle East as a result of successful Johnnie Walker Black Label promotions. Following active participation in more promotional programmes across the region and a price reduction in Brazil there was negative price/mix.

The key vodka markets in the region were impacted by the economic downturn. Total Smirnoff volume declined 2% and net sales 1%. The brand grew volume 2% in South Africa and a price increase in February 2009 delivered 13 percentage points of positive price/mix. A price reduction in Brazil increased volume share but reduced net sales. Smirnoff net sales declined 8% in Global Travel and Middle East as promotional intensity increased.

Volume and net sales of Baileys were down 10% and 9% respectively. In Latin America net sales growth in Venezuela and Mexico was offset by declines elsewhere in Latin America whilst volume and net sales declined in Global Travel and Middle East. The positive price/mix was driven by Africa and Latin America. There was negative price/mix in Global Travel in a very competitive landscape.

Net sales of Buchanan’s were flat in the region. Significant net sales growth in both Mexico and Venezuela was offset by a decline elsewhere in Latin America due to trading difficulties with a key customer.

Guinness net sales grew 2%. Net sales in the brand’s largest market of Nigeria increased 1% and grew double-digit in East Africa and Ghana.

Ready to drink net sales, led by Smirnoff Ice, grew 10% despite weakness in South Africa. Smirnoff ready to drink grew in Cameroon, Nigeria, Brazil and Venezuela.

Marketing spend increased 9%, focused on beer, scotch and rum. In Africa, marketing investment focused on the Guinness “250th Celebration” and Harp in Nigeria. In Latin America spend increased behind the growing rum category while an increase in activity behind Johnnie Walker led to a 28% increase in marketing spend in Global Travel and Middle East.

Asia Pacific

Summary:

•             Australia returned to net sales growth due to stabilisation of the ready to drink segment, growth on core spirits and a strong contribution from innovation

•             Windsor net sales grew in Korea but the overall market declined due to de-stocking on other brands

•             Double-digit net sales growth in South East Asia with strong performances from Guinness and Johnnie Walker

•             Significant volume and net sales declines in India arising from inappropriately high shipments in the comparable period

•             Diageo’s scotch brands gained share in China although overall performance was impacted by de-stocking

•             Marketing spend remained constant as a percentage of net sales. Reductions in India and China were offset by significant increases in Korea, Australia and South East Asia

•             Operating profit growth due to gross margin improvement, marketing reductions and overhead cost savings

	Six months	Six months
	ended	ended
	31 December	31 December
	2009	2008	Organic	Reported
		(restated)	movement	movement
	Equivalent	Equivalent
Key measures:	units million	units million	%	%
Volume	6.4	6.5	(1)	(1)

	£ million	£ million	%	%
Net sales	523	477	(1)	10
Marketing spend	118	109	(2)	8
Operating profit before exceptional items	103	91	5	13
Operating profit	98	91	5	8

Reported performance

Net sales increased by £46 million in the six months ended 31 December 2009 to £523 million, from £477 million in the comparable prior period. Reported operating profit before exceptional items increased by £12 million in the six months ended 31 December 2009 to £103 million, from £91 million in the comparable prior period.

Organic performance

Exchange rate impacts increased net sales by £53 million and there was an organic decrease in net sales of £7 million. Exchange rate impacts increased operating profit before exceptional items by £7 million and there was an organic increase in operating profit before exceptional items of £5 million.

Brand performance for the six months ended 31 December 2009

		Organic	Reported
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%
Global priority brands	(2)	(3)	8
Other brands*	—	1	12
Total	(1)	(1)	10

Key spirit brands**:
Smirnoff	(10)	(2)	11
Johnnie Walker	4	(7)	1
Bundaberg	(2)	11	11
Windsor	4	4	9

Guinness	1	12	26

Ready to drink	2	3	24

*

Other brands consist of local priority brands and category brands. Movements in volume, organic net sales and reported net sales for local priority brands are (6)%, (4)% and 7%, respectively, and for category brands 5%, 9% and 20%, respectively.

**	Spirits brands excluding ready to drink

Performance in Australia improved compared to the prior period as net sales grew 3%. Ready to drink grew 1% driven by a mixture of innovation and a return to growth of the segment. The largest spirits brands of Bundaberg, Johnnie Walker and Smirnoff all grew and spirits in total grew net sales 5%. Diageo maintained its share of spirits at 30%. Price increases were taken on core spirits and there was a 25% increase in marketing spend, primarily behind innovations Bundaberg Red, Baileys with a hint of coffee and Smirnoff Cocktails.

Net sales in Korea declined 3%, the key driver being the de-stocking of JeB and Dimple which are sold through a third party. Windsor grew net sales 2% and remained the leading scotch brand in the market. Price increases were taken in the period offsetting some negative variant mix from super deluxe to deluxe. Marketing spend increased behind Windsor 17 year old in order to re-invigorate the super premium scotch segment.

In India, volume declined 42% and net sales 44% due to lapping inappropriately high shipment levels in the same period last year, affecting both the Bottled in India and Bottled in Origin brands. The declines were also related to prior period organisational issues and subsequently changes have been made to the local management team.

In China, volume declined 15% and net sales 24% reflecting distributor stock level reductions of Dimple, social unrest in Xinjiang, the key Johnnie Walker Red region, and some de-stocking of Johnnie Walker Black Label. Trade investment on Johnnie Walker and Windsor increased as distribution was expanded to new cities and led to negative price/mix. Depletions growth on Johnnie Walker led to share gains in scotch while Smirnoff, Baileys and Windsor all grew net sales. Marketing as a percentage of net sales was broadly maintained as investment was focused behind Johnnie Walker and growing Windsor to be a significant scotch brand in the market.

South East Asia experienced a strong first half with net sales up 12% despite an uncertain economic environment. Beer grew strongly especially in the largest market of Indonesia. The investments made in Vietnam have resulted in Johnnie Walker growing strongly in that market and South East Asia as a whole.

Thailand delivered a strong performance with net sales up 8% and share gains on Johnnie Walker and Benmore in scotch.

Smirnoff net sales declined 2% as the lower shipments in India offset growth in all other markets. In Australia, the brand benefited from a 38% increase in marketing spend behind the “BE THERE” campaign and recorded net sales growth. Thailand was an especially strong market for Smirnoff where the brand’s continued distribution expansion led to very strong net sales growth and share gains.

Johnnie Walker volume increased 4% driven primarily by Red Label. Black Label volume was flat as the underlying depletion momentum was offset by de-stocking. This negative mix, together with an increase in price promotion, resulted in a net sales decline of 7% for the brand. In South East Asia, volume of both Red Label and Black Label grew strongly although the brand recorded negative price/mix as consumers continued to trade down from super deluxe variants. In Australia, Johnnie Walker net sales grew 8% as a result of price increases on Black Label and increased investment behind the “Strides” campaign on television and in the press. Black Label recorded strong depletions growth in India and China in the period.

Bundaberg rum grew net sales 11% and enjoyed strong share growth in both volume and value despite lapping a period of strong growth last year following the ready to drink tax increase. Bundaberg Red continued to perform well.

Windsor grew volume and net sales 4%. Korea experienced some negative variant mix as consumers traded down from the super deluxe to the deluxe segment but this was offset by price increases and the brand grew net sales 2%. The roll out of Windsor Reserve in China continued with distribution gains ahead of expectations, almost doubling in the past six months.

Guinness continued to perform well, growing net sales 12%. In South East Asia, net sales grew 21% and share of beer increased in Indonesia and Malaysia. Activation behind the “250th Celebration” campaign was the key reason for growth in Indonesia, Malaysia and Singapore. In Japan, the premium beer segment remained very challenging as consumers traded down. Guinness has a 60% price premium within the premium beer segment in that market and therefore the brand underperformed the segment despite increased investment.

Net sales of ready to drink grew 3% following a return to growth in Australia and strong performances in South East Asia and Thailand.

Marketing investment in Asia Pacific declined by 2% although spend as a percentage of net sales remained constant compared to the same period last year. The key drivers of this reduction were decreases in India and phasing of spend to the second half in China. Offsetting these reductions were double-digit marketing spend increases in Korea, focused on building the equity of Windsor 17 year old, in Australia behind Smirnoff and innovation launches, and in South East Asia supporting the Guinness “250th Celebration” campaign. The development and activation of pan-regional campaigns, especially on Johnnie Walker and Smirnoff, continued to drive efficiencies in spend.

Corporate revenue and costs

Net sales were £40 million in the six months ended 31 December 2009, up £1 million from £39 million in the comparable prior period. Net operating costs rose from £59 million to £127 million in the six months ended 31 December 2009. Diageo undertakes the majority of its currency transaction hedging centrally and therefore £22 million of positive year on year transaction impact was taken to corporate. In addition there was a negative year on year translation impact of £1 million in corporate. The geographical regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate. This amounted to a cost of £40 million in the period. There was a £49 million increase in underlying corporate net costs mainly due to higher systems investment and business development charges together with the legal and accounting costs associated with ongoing regulatory matters.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2009 compared to the six months ended 31 December 2008 is as follows:

	Six months ended
	31 December
	2009	2008
		(restated)
	£ million	£ million

Operating profit	1,536	1,630
Depreciation and amortisation	159	144
Movement in working capital	(72)	(841)
Dividend income and other items	(54)	51
Cash generated from operations	1,569	984
Net interest paid	(217)	(199)
Dividends paid to equity minority interests	(55)	(69)
Taxation paid	(198)	(137)
Net cash from operating activities	1,099	579
Net capital expenditure	(150)	(181)
Net purchase of investments	(45)	(11)
Free cash flow	904	387
Acquisitions and disposals	(11)	(63)
Net sale/(purchase) of own shares for share schemes	41	(46)
Own shares repurchased	—	(354)
Net equity dividends paid	(551)	(527)
Exchange adjustments	(201)	(1,470)
Non-cash items	(67)	104
Increase in net borrowings	115	(1,969)
Net borrowings at beginning of the period	(7,419)	(6,447)
Net borrowings at end of the period	(7,304)	(8,416)

The primary source of the group’s liquidity has been cash generated from operations. These funds have been used to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash flow increased by £517 million to £904 million in the six months ended 31 December 2009. Cash generated from operations increased from £984 million to £1,569 million principally as a result of improved working capital management.  Inventories increased by less than in the prior period coupled with more favourable movement in both receivables and payables than in the prior period. Cash outflow from restructuring programmes increased by £74 million to £76 million. Net capital expenditure on property, plant and equipment decreased by £31 million to £150 million in the period, being decreased capital expenditure of £29 million and higher disposal proceeds of £2 million.

The share buyback programme has not been activated since 31 December 2008 and it is not envisaged that the buyback programme will be reopened in current market conditions. Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

31 December 2009
£ million
Overdrafts	(62)
Other borrowings due within one year	(829)
Borrowings due within one year	(891)
Borrowings due between one and three years	(1,580)
Borrowings due between three and five years	(3,746)
Borrowings due after five years	(2,876)
Interest rate fair value hedging instruments	64
Cross currency interest rate swaps	167
Foreign currency swaps and forwards	(13)
Finance lease obligations	(18)
Gross borrowings	(8,893)
Offset by:
Cash and cash equivalents	1,589
Net borrowings	(7,304)

The group’s gross borrowings and cash and cash equivalents at 31 December 2009 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings (including foreign exchange forwards and swaps)	(8,893)	43	21	24	12
Cash and cash equivalents	1,589	51	6	10	33

The effective interest rate for the six months ended 31 December 2009, based on average net borrowings and interest charge (excluding the impact of the fair value adjustments on financial instruments) was 4.9%.

In the six months ended 31 December 2009, the group issued a $500 million (£305 million) global bond repayable in January 2015 with a coupon of 3.25%. A $300 million (£182 million) medium term note was repaid.

The £115 million decrease in net borrowings from 30 June 2009 to 31 December 2009 principally includes the free cash inflow of £904 million offset by £551 million equity dividend paid and adverse exchange rate movements of £201 million.

At 31 December 2009, the group had available undrawn US$ denominated committed bank facilities of $3,510 million (£2,167 million). Of the facilities, $300 million (£185 million) expire in May 2010, $1,080 million (£667 million) expire in May 2011, $1,350 million (£833 million) expire in 2012 and $780 million (£482 million) expire in 2013. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Diageo management believes that it has sufficient funding for its working capital requirements.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

The following standards and interpretations, issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group:

IFRS 8 - Operating segments. IFRS 8 requires that an entity’s operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker. The chief operating decision maker has been identified as the executive committee. Following the adoption of IFRS 8, the group has revised its reported operating segments and provided further information in respect of these segments as well as additional disclosures. Details are provided in note 2 to this financial information.

IAS 1 (Revised) - Presentation of financial statements. IAS 1 (Revised) has resulted in the group presenting both a consolidated statement of comprehensive income and a consolidated statement of changes in equity as primary statements. The group has chosen to disclose other comprehensive income as a separate statement from the income statement. The application of this standard has not affected the measurement of reported profit or equity.

Amendment to IFRS 2 - Share-based payment: vesting conditions and cancellations. This interpretation clarifies that only service and performance conditions are vesting conditions. A share option award must be accounted for as a cancellation when the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of the group. Cancellations are accounted for as accelerated vestings. The application of this interpretation is not material to the group’s net income or equity.

Amendment to IAS 38 - Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced profit for the year ended 30 June 2009 by £12 million (six months ended 31 December 2008 — £3 million) and decreased net assets at 30 June 2009 by £46 million (31 December 2008 — £40 million).

In addition, the group has changed its accounting policy in respect of returnable bottles and crates (‘returnables’) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly they were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy has reduced profit for the year ended 30 June 2009 by £7 million (six months ended 31 December 2008 — £2 million). £3 million of the charge for the year ended 30 June 2009 is in respect of non-controlling interests (six months ended 31 December 2008 — £1 million).  On the consolidated balance sheet at 30 June 2009 net assets have reduced by £16 million (31 December 2008 — £13 million).  £10 million of the decrease in net assets is in respect of non-controlling interest (31 December 2008 — £9 million).

All comparatives in the financial information have been restated in accordance with the above changes in accounting policies.

The following accounting standards and interpretations, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC), have been adopted by the group from 1 July 2009 with no significant impact on its consolidated results or financial position:

IFRS 3 (Revised) - Business combinations

IFRIC 13 - Customer loyalty programmes

IFRIC 15 - Arrangements for the construction of real estate

IFRIC 16 - Hedges of a net investment in a foreign operation

IFRIC 18 - Transfers of assets from customers

Amendment to IAS 27 - Consolidated and separate financial statements

Amendment to IAS 32 - Financial instruments

Amendment to IAS 39 - Financial instruments: recognition and measurement - Eligible hedge items

Amendment to IFRS 7 - Improving disclosures about financial instruments

Amendment to IFRIC 9 - Reassessment of embedded derivatives

Improvements to International Financial Reporting Standards 2009

RECENT DEVELOPMENTS

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2009 said:

“As we had anticipated this was a challenging six months. The economic and consumer environment remained weak in many markets and we faced a difficult comparison against Q1 last year yet the second quarter did show a return to growth. In addition we reduced stock levels in all regions.  While this had a negative impact on volume growth in the half, it positions us appropriately for the future. Pricing opportunities have been limited and the performance of our standard priced brands has been stronger than that of our premium priced brands.

“Our category leading brands, the consistency and scale of our marketing investment, successful innovation and our industry leading sales capabilities have led to share gains for Diageo’s priority brands in key markets.

“We are in the early stages of recovery with more encouraging signs in the emerging and developing markets.  However, in a difficult environment this half we have continued to improve the efficiency of our functions, reduced our cost base, strengthened our relationships with our customers and generated significant free cash flow which has again enhanced our financial strength.  Focused marketing spend by category and geography continues to build our brand equities.

“At a time when future economic and consumer trends continue to be difficult to forecast, the steps we have taken have created a stronger business which will position the company well.”

The above comments were made by Paul Walsh, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 11 February 2010.

On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% stake (the “4% transfer”) in Sichuan Chengdu Quanxing Group Company Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the 4% transfer is approximately £14 million (RMB 139.7 million). The 4% transfer, which is subject to a number of regulatory approvals (which are not expected to be obtained before the second half of 2010), would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan Shui Jing Fang Co., Ltd. (“ShuiJingFang”), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the 4% transfer is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were there to be full acceptance under the mandatory tender offer, the amount payable would be approximately £610 million. As required by PRC law, 20% of the maximum consideration payable under the tender offer (£122 million) has been deposited with China’s securities depositary and clearing agency, the CSDCC, Shanghai Branch.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 AND 31 DECEMBER 2008

The unaudited condensed consolidated financial information was approved by the board of directors on 10 February 2010.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	Six months ended
		31 December 2009	31 December 2008
			(restated)
	Notes	£ million	£ million
Sales	2	6,928	6,691
Excise duties		(1,721)	(1,623)
Net sales	2	5,207	5,068
Cost of sales		(2,123)	(2,009)
Gross profit		3,084	3,059
Marketing expenses		(725)	(735)
Other operating expenses		(823)	(694)
Operating profit	2, 3	1,536	1,630
Net interest payable	4	(197)	(297)
Net other finance charges	4	(40)	(47)
Share of associates’ profits after tax		94	120
Profit before taxation		1,393	1,406
Taxation	5	(310)	(210)
Profit from continuing operations		1,083	1,196
Discountinued operations	6	(10)	—
Profit for the period		1,073	1,196

Attributable to:
Equity shareholders of the parent company		1,016	1,133
Non-controlling interests		57	63
		1,073	1,196

Pence per share
Basic earnings		40.9p	45.5p
Diluted earnings		40.8p	45.4p
Average shares		2,482m	2,492m

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

	Six months ended	Six months ended
	31 December	31 December
	2009	2008
		(restated)
	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	302	1,900
Exchange differences on borrowings and derivative net investment hedges	(201)	(1,466)
Effective portion of changes in fair value of cash flow hedges
– net losses taken to equity	(69)	(92)
– transferred to income statement	36	(158)
Fair value movement on available-for-sale investments	—	5
Net actuarial gain on post employment plans	176	15
Tax on items taken directly to equity	(56)	13
Other comprehensive income for the period	188	217
Profit for the period	1,073	1,196
Total comprehensive income for the period	1,261	1,413

Attributable to:
– equity shareholders of the parent company	1,187	1,149
– non-controlling interests	74	264
	1,261	1,413

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2009		30 June 2009		31 December 2008
				(restated)		(restated)
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		6,355		6,215		6,878
Property, plant and equipment		2,390		2,326		2,496
Biological assets		38		37		29
Investments in associates		2,226		2,041		2,334
Other investments		130		231		166
Other receivables		18		18		15
Other financial assets		261		364		622
Deferred tax assets		594		678		593
Post employment benefit assets		45		41		258
			12,057		11,951		13,391
Current assets
Other investments		—		—		8
Inventories	7	3,279		3,078		3,264
Trade and other receivables		2,596		1,977		2,947
Other financial assets		105		98		277
Cash and cash equivalents	8	1,589		914		2,088
			7,569		6,067		8,584
Total assets			19,626		18,018		21,975
Current liabilities
Borrowings and bank overdrafts	8	(891)		(890)		(1,892)
Other financial liabilities		(154)		(220)		(547)
Trade and other payables		(2,738)		(2,172)		(2,564)
Corporate tax payable		(604)		(532)		(750)
Provisions		(196)		(172)		(82)
			(4,583)		(3,986)		(5,835)
Non-current liabilities
Borrowings	8	(8,202)		(7,685)		(9,223)
Other financial liabilities		(97)		(99)		(260)
Other payables		(26)		(30)		(31)
Provisions		(355)		(314)		(380)
Deferred tax liabilities		(672)		(606)		(948)
Post employment benefit liabilities		(1,100)		(1,424)		(735)
			(10,452)		(10,158)		(11,577)
Total liabilities			(15,035)		(14,144)		(17,412)
Net assets			4,591		3,874		4,563

Equity
Called up share capital		797		797		797
Share premium		1,342		1,342		1,342
Other reserves		3,331		3,279		3,221
Retained deficit		(1,603)		(2,249)		(1,662)
Equity attributable to equity shareholders of the parent company			3,867		3,169		3,698
Non-controlling interests			724		705		865
Total equity			4,591		3,874		4,563

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity
				Retained earnings/(deficit)			attributable
					Other		to parent	Non-
	Share capital	Share premium	Other reserves	Own shares	retained earnings	Total	company shareholders	controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2009 as previously reported	797	1,342	3,282	(2,342)	142	(2,200)	3,221	715	3,936
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	—	—	(4)	—	(42)	(42)	(46)	—	(46)
- Returnables	—	—	1	—	(7)	(7)	(6)	(10)	(16)
At 30 June 2009 as restated	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	—	—	52	—	1,135	1,135	1,187	74	1,261
Share trust arrangements	—	—	—	44	(1)	43	43	—	43
Share-based incentive plans	—	—	—	—	16	16	16	—	16
Tax on share-based incentive plans	—	—	—	—	3	3	3	—	3
Dividends paid	—	—	—	—	(551)	(551)	(551)	(55)	(606)
At 31 December 2009	797	1,342	3,331	(2,298)	695	(1,603)	3,867	724	4,591

At 30 June 2008 as previously reported	816	1,342	3,163	(2,559)	736	(1,823)	3,498	677	4,175
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	—	—	(2)	—	(30)	(30)	(32)	—	(32)
- Returnables	—	—	—	—	(3)	(3)	(3)	(7)	(10)
At 30 June 2008 as restated	816	1,342	3,161	(2,559)	703	(1,856)	3,463	670	4,133
Total comprehensive income	—	—	41	—	1,108	1,108	1,149	264	1,413
Share trust arrangements	—	—	—	(42)	(2)	(44)	(44)	—	(44)
Share-based incentive plans	—	—	—	—	14	14	14	—	14
Tax on share-based incentive plans	—	—	—	—	(3)	(3)	(3)	—	(3)
Own shares repurchased	(19)	—	19	—	(354)	(354)	(354)	—	(354)
Own shares cancelled	—	—	—	247	(247)	—	—	—	—
Dividends paid	—	—	—	—	(527)	(527)	(527)	(69)	(596)
At 31 December 2008	797	1,342	3,221	(2,354)	692	(1,662)	3,698	865	4,563

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2009		31 December 2008
			(restated)
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Cash generated from operations (see note 11)	1,569		984
Interest received	156		26
Interest paid	(373)		(225)
Dividends paid to equity non-controlling interests	(55)		(69)
Taxation paid	(198)		(137)
Net cash inflow from operating activities		1,099		579

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	3		1
Purchase of property, plant and equipment and computer software	(153)		(182)
Net purchase of other investments	(45)		(11)
Disposal of businesses	1		1
Purchase of businesses	(12)		(64)
Net cash outflow from investing activities		(206)		(255)

Cash flows from financing activities
Net sale/(purchase) of own shares for share schemes	41		(46)
Own shares repurchased	—		(354)
Net increase in loans	299		1,802
Net equity dividends paid	(551)		(527)
Net cash inflow/(outflow) from financing activities		(211)		875

Net increase in net cash and cash equivalents		682		1,199
Exchange differences		(1)		81
Net cash and cash equivalents at beginning of the period		846		683
Net cash and cash equivalents at end of the period		1,527		1,963

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,589		2,088
Bank overdrafts		(62)		(125)
		1,527		1,963

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.             Basis of preparation

This interim condensed consolidated financial information has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2009 except as noted below.

IFRS 8 - Operating segments. IFRS 8 requires that an entity’s operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker. The chief operating decision maker has been identified as the executive committee. Following the adoption of IFRS 8, the group has revised its reported operating segments and provided further information in respect of these segments as well as additional disclosures. Details are provided in note 2 to this financial information.

IAS 1 (Revised) - Presentation of financial statements. IAS 1 (Revised) has resulted in the group presenting both a consolidated statement of comprehensive income and a consolidated statement of changes in equity as primary statements. The group has chosen to disclose other comprehensive income as a separate statement from the income statement. The application of this standard has not affected the measurement of reported profit or equity.

Amendment to IFRS 2 - Share-based payment: vesting conditions and cancellations. This interpretation clarifies that only service and performance conditions are vesting conditions. A share option award must be accounted for as a cancellation when the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of the group. Cancellations are accounted for as accelerated vestings. The application of this interpretation is not material to the group’s net income or equity.

Amendment to IAS 38 - Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced operating profit for the year ended 30 June 2009 by £15 million (six months ended 31 December 2008 — £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 — £nil) and reduced basic earnings per share for the year ended 30 June 2009 by 0.5 pence (six months ended 31 December 2008 — 0.1 pence). In addition, the adoption of the amendment decreased inventories at 30 June 2009 by £3 million (31 December 2008 — £2 million), decreased trade and other receivables included in current assets at 30 June 2009 by £54 million (31 December 2008 — £45 million), increased deferred tax assets at 30 June 2009 by £6 million (31 December 2008 — £3 million), reduced investment in associates at 30 June 2009 by £4 million (31 December 2008 — £5 million) and reduced deferred tax liabilities at 30 June 2009 by £9 million (31 December 2008 — £9 million).

In addition, the group has changed its accounting policy in respect of returnable bottles and crates (‘returnables’) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly they were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy has reduced operating profit for the year ended 30 June 2009 by £10 million (six months ended 31 December 2008 — £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 — £1 million) and reduced basic earnings per share for the year ended 30 June 2009 by 0.1 pence (six months ended 31 December 2008 — £nil). £3 million of the charge for the year ended 30 June 2009 is in respect of non-controlling interests (six months ended 31 December 2008 — £1 million).  On the consolidated balance sheet at 30 June 2009 inventories have reduced by £81 million (31 December 2008 — £87 million), property plant and equipment has increased by £58 million (31 December 2008 — £68 million), trade and other payables have reduced by £1 million (31 December 2008 — £1 million), deferred tax liabilities have reduced by £6 million (31 December 2008 — £5 million) and non-controlling interests have reduced by £10 million (31 December 2008 — £9 million).

All comparatives in the financial information have been restated in accordance with the above changes in accounting policies.

The following accounting standards and interpretations, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC), have been adopted by the group from 1 July 2009 with no significant impact on its consolidated results or financial position:

IFRS 3 (Revised) - Business combinations

IFRIC 13 - Customer loyalty programmes

IFRIC 15 - Arrangements for the construction of real estate

IFRIC 16 - Hedges of a net investment in a foreign operation

IFRIC 18 - Transfers of assets from customers

Amendment to IAS 27 - Consolidated and separate financial statements

Amendment to IAS 32 - Financial instruments

Amendment to IAS 39 - Financial instruments: recognition and measurement - Eligible hedge items

Amendment to IFRS 7 - Improving disclosures about financial instruments

Amendment to IFRIC 9 - Reassessment of embedded derivatives

Improvements to International Financial Reporting Standards 2009

The comparative figures for the financial year ended 30 June 2009 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.                                      Segmental analysis

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographic selling segments, a further segment reviewed by the executive committee is global supply which manufactures and distributes premium drinks within the group. Continuing operations also include the corporate function. In view of the focus on the geographic segments in explaining the group’s performance in the business review, the results of the global supply segment have, in order to provide additional reconciling information, been allocated to the geographic segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographic segments or to global supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

For management reporting purposes Diageo measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted foreign exchange rates. These exchange rates are set prior to the reporting period as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout a reporting period. The segmental information for net sales and operating profit is therefore reported at budgeted exchange rates in line with internal reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo’s reported results are shown in the tables below. The comparative information, prior to re-translation, has not been restated at the current year’s budgeted exchange rates but is reported at the budgeted rates for the year ended 30 June 2009.

Six months ended	North America	Europe	International	Asia Pacific	Global supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2009	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	1,969	2,456	1,726	737	1,391	(1,391)	6,888	40	6,928
Net sales
At budgeted exchange rates*	1,622	1,409	1,327	490	1,375	(1,319)	4,904	38	4,942
Retranslation to actual exchange rates	64	107	66	26	72	(72)	263	2	265
At actual exchange rates	1,686	1,516	1,393	516	1,447	(1,391)	5,167	40	5,207
Global supply allocation	9	31	9	7	(56)	—	—	—	—
Net sales	1,695	1,547	1,402	523	1,391	(1,391)	5,167	40	5,207
Operating profit/(loss)
At budgeted exchange rates*	613	471	458	95	65	—	1,702	(95)	1,607
Retranslation to actual exchange rates	24	24	(4)	7	5	—	56	(32)	24
At actual exchange rates	637	495	454	102	70	—	1,758	(127)	1,631
Global supply allocation	30	33	6	1	(70)	—	—	—	—
Operating profit/(loss) before exceptional items	667	528	460	103	—	—	1,758	(127)	1,631
Exceptional restructuring costs	(6)	(6)	(3)	(5)	(74)	—	(94)	(1)	(95)
Operating profit/(loss)	661	522	457	98	(74)	—	1,664	(128)	1,536
Net finance charges									(237)
Share of associates’ profits after tax
- Moët Hennessy									90
- Other associates									4
Profit before taxation									1,393

*  These items represent the IFRS 8 performance measures for the geographic and global supply segments.

2.                                      Segmental analysis (continued)

Six months ended	North America	Europe	International	Asia Pacific	Global supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2008 (restated)	£million	£million	£million	£million	£million	£million	£million	£million	£million

Sales	2,043	2,431	1,517	661	1,235	(1,235)	6,652	39	6,691
Net sales
At budgeted exchange rates*	1,474	1,394	1,082	447	1,189	(1,134)	4,452	37	4,489
Retranslation to actual exchange rates	270	137	146	23	102	(101)	577	2	579
At actual exchange rates	1,744	1,531	1,228	470	1,291	1,235)	5,029	39	5,068
Global supply allocation	11	29	9	7	(56)	—	—	—	—
Net sales	1,755	1,560	1,237	477	1,235	(1,235)	5,029	39	5,068
Operating profit/(loss)
At budgeted exchange rates*	563	476	377	93	39	—	1,548	(44)	1,504
Retranslation to actual exchange rates	88	34	30	(2)	4	—	154	(15)	139
At actual exchange rates	651	510	407	91	43	—	1,702	(59)	1,643
Global supply allocation	19	19	5	—	(43)	—	—	—	—
Operating profit/(loss) before exceptional items	670	529	412	91	—	—	1,702	(59)	1,643
Exceptional restructuring costs	—	—	—	—	(13)	—	(13)	—	(13)
Operating profit/(loss)	670	529	412	91	(13)	—	1,689	(59)	1,630
Net finance charges									(344)
Share of associates’ profits after tax
- Moët Hennessy									112
- Other associates									8
Profit before taxation									1,406

*  These items represent the IFRS 8 performance measures for the geographic and global supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual activities.

Apart from sales by the global supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.64 (2008 - £1 = $1.66) and euro - £1 = €1.12 (2008 - £1 = €1.21). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.62 (30 June 2009 - £1 = $1.65; 31 December 2008 - £1 = $1.46) and euro - £1 = €1.13 (30 June 2009 - £1 = €1.17; 31 December 2008 - £1 = €1.05). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.                                      Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Global restructuring programme	(21)	—
Restructuring of global supply operations	(69)	—
Restructuring of Irish brewing operations	(5)	(13)
	(95)	(13)
Charged to:
Cost of sales	(22)	(13)
Other operating expenses	(73)	—
	(95)	(13)

Exceptional items relating to tax are identified in note 5.

4.                                      Net interest and other finance charges

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Interest payable	(284)	(311)
Interest receivable	139	45
Market value movements on interest rate instruments	(52)	(31)
Net interest payable	(197)	(297)

Net finance charge in respect of post employment plans	(25)	—
Unwinding of discounts	(7)	(11)
Other finance income/(charges)	3	(17)
	(29)	(28)
Net exchange movements on certain financial instruments	(11)	(19)
Net other finance charges	(40)	(47)

5.                                      Taxation

For the six months ended 31 December 2009, the £310 million taxation charge (2008 - £210 million) comprises a UK tax credit of £47 million (2008 - £77 million) and a foreign tax charge of £357 million (2008 - £287 million).  A tax credit of £24 million on exceptional operating items (2008 - £2 million) is included in the tax charge.  The tax charge for the six months ended 31 December 2008 also included an exceptional tax credit of £101 million arising as a result of settlements agreed with tax authorities.

6.                                      Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.  It is expected that the annual payment will be approximately £2 million per annum payable until 2030.  Provision has been made for the discounted value of these payments.

7.                                      Inventories

	31 December 2009	30 June 2009 (restated)	31 December 2008 (restated)
	£ million	£ million	£ million

Raw materials and consumables	311	270	312
Work in progress	25	25	25
Maturing inventories	2,413	2,274	2,240
Finished goods and goods for resale	530	509	687
	3,279	3,078	3,264

8.              Net borrowings

	31 December 2009	30 June 2009	31 December 2008
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(891)	(890)	(1,892)
Borrowings due after one year	(8,202)	(7,685)	(9,223)
Fair value of interest rate hedging instruments	64	93	172
Fair value of foreign currency swaps and forwards	154	170	448
Finance lease liabilities	(18)	(21)	(9)
	(8,893)	(8,333)	(10,504)
Cash and cash equivalents	1,589	914	2,088
	(7,304)	(7,419)	(8,416)

In the six months ended 31 December 2009, the group issued a $500 million (£305 million) global bond repayable in January 2015 with a coupon of 3.25%. A $300 million (£182 million) medium term note was repaid.

9.                                      Reconciliation of movement in net borrowings

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Increase in net cash and cash equivalents before exchange	682	1,199
Cash flow from change in loans	(299)	(1,802)
Change in net borrowings from cash flows	383	(603)
Exchange differences	(201)	(1,470)
Other non-cash items	(67)	104
Net borrowings at beginning of the period	(7,419)	(6,447)
Net borrowings at end of the period	(7,304)	(8,416)

10.                               Dividends

	Six months ended 31 December 2009 £ million	Six months ended 31 December 2008 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2009 of 22.20 pence (2008 - 21.15 pence) per share	551	527

For the six months ended 31 December 2009, an interim dividend of 14.60 pence per share (2008 - 13.90 pence) was approved by the Board on 10 February 2010. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2009.

11.                               Cash generated from operations

	Six months ended 31 December 2009		Six months ended 31 December 2008 (restated)
	£ million	£ million	£ million	£ million

Profit for the period	1,073		1,196
Discontinued operations	10		—
Taxation	310		210
Share of associates’ profits after tax	(94)		(120)
Net interest and net other finance charges	237		344
Operating profit		1,536		1,630
Increase in inventories	(128)		(264)
Increase in trade and other receivables	(488)		(583)
Increase in trade and other payables	544		6
Net movement in working capital		(72)		(841)
Depreciation and amortisation		159		144
Dividend income		6		9
Other items		(60)		42
Cash generated from operations		1,569		984

In the consolidated statement of cash flows, cash generated from operations is stated after £76 million (2008 - £2 million) of cash outflows in respect of exceptional operating items.

12.                               Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2009 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation  An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

12.                               Contingent liabilities and legal proceedings (continued)

(c) Turkish customs litigation  In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009.  The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on corrections appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate theoretical loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey’s business, which on an annualised basis earns operating profit of less than £10 million. In this context, Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo Turkey intends to defend its position vigorously.

(d) SEC investigation As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these matters, and Diageo is in the process of responding to the regulators’ enquiries. Diageo’s own internal investigation in Korea and elsewhere is ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e)  Korean customs litigation Litigation is ongoing at the Korean National Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004.  On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for approximately £94 million.  In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment.  Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £18 million in the six months ended 31 December 2009, and expects to pay an additional £72 million by 5 July 2010, in respect of the period prior to 30 June 2007.  On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean National Tax Tribunal. Diageo Korea intends to defend its position vigorously.

(f) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13.                               Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the Annual Report for the year ended 30 June 2009. There have been no transactions with these related parties during the six months ended 31 December 2009 that have materially affected the financial position or performance of the group during this period.

14.                               Post balance sheet events

On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% stake (the “4% transfer”) in Sichuan Chengdu Quanxing Group Company Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the 4% transfer is approximately £14 million (RMB 139.7 million). The 4% transfer, which is subject to a number of regulatory approvals (which are not expected to be obtained before the second half of 2010), would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan Shui Jing Fang Co., Ltd. (“ShuiJingFang”), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the 4% transfer is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were there to be full acceptance under the mandatory tender offer, the amount payable would be approximately £610 million. As required by PRC law, 20% of the maximum consideration payable under the tender offer (£122 million) has been deposited with China’s securities depositary and clearing agency, the CSDCC, Shanghai Branch.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Six months ended 31 December 2009	Six months ended 31 December 2008	Year ended 30 June 2009	Year ended 30 June 2008	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005
		(restated)*	(restated)*	(restated)*	(restated)*	(restated)*
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	1,393	1,406	1,990	2,078	2,096	2,133	1,925
Less: Share of associates’ income	(94)	(120)	(164)	(176)	(149)	(131)	(121)
Add: Dividend income receivable from associates	6	9	179	143	119	106	104
Add: Fixed charges	472	593	869	549	400	284	325
Less: Preferred share dividends payable	—	—	—	—	—	—	(11)
	1,777	1,888	2,874	2,594	2,466	2,392	2,222
Fixed charges (note (2))
Interest payable and other finance charges (note (1))	455	580	836	523	378	261	289
Add: Preferred share dividends payable	—	—	—	—	—	—	11
Add: Interest capitalized	2	—	4	—	—	—	—
Add: One third of rental expense	15	13	29	26	22	23	25
	472	593	869	549	400	284	325

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	3.8	3.2	3.3	4.7	6.2	8.4	6.8

*            The figures have been restated following the adoption of the amendment to IAS 38 - Intangible assets and the change in the accounting policy in respect of returnables and crates.  See page F-7 for more information.

Notes:

(1)     Interest payable and other finance charges for the six months ended 31 December 2009 includes a £129 million charge (31 December 2008 — £222 million charge; 30 June 2009 — £164 million charge; 30 June 2008 — £75 million charge; 30 June 2007 — £30 million charge; 30 June 2006 — £15 million charge; 30 June 2005 — £nil) in respect of fair value adjustments to the group’s derivative instruments and a £11 million charge (31 December 2008 — £15 million charge; 30 June 2009 — £33 million charge; 30 June 2008 — £nil; 30 June 2007 — £nil; 30 June 2006 — £2 million charge; 30 June 2005 — £8 million charge) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity and a £nil million charge (31 December 2008 — £4 million charge; 30 June 2009 — £11 million charge; 30 June 2008 — £6 million charge; 30 June 2007 — £nil; 30 June 2006 — a £2 million charge; 30 June 2005 — £nil) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement.

(2)     The fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ NC Rose
NC Rose
Chief financial officer
24 March 2010